NO ACT

PE
11-17-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012764

Received SEC
DEC 10 2009
Washington, DC 20549

December 10, 2009

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
One New Orchard Road, MS 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-10-2009

Re: International Business Machines Corporation
Incoming letter dated November 17, 2009

Dear Mr. Moskowitz:

This is in response to your letter dated November 17, 2009 concerning the shareholder proposal submitted to IBM by Rabon Flanery. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Rabon Flanery

***FISMA & OMB Memorandum M-07-16***

December 10, 2009

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: International Business Machines Corporation
Incoming letter dated November 17, 2009

The proposal relates to giving employees an option to contribute to their retirement.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the proposal involves a rule 14a-8 issue, there appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the terms of IBM's employee retirement plans. Proposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

2009 NOV 17 PM 3:49

IBM®
One New Orchard Road, MS 329
Armonk, NY 10504

November 17, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of Mr. Rabon Flanery

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a letter dated October 22, 2009 from Mr. Rabon Flanery (the "Proponent"), a former IBM employee and retiree who is now drawing monthly retirement compensation from IBM. The Proponent's letter included a stockholder proposal (the "Proposal"), a copy of which letter is attached as **Exhibit A.**

## The Proposal

The Proposal reads as follows:

> "I would like to suggest that at the next stockholders meeting that I might, as I am a stockholder, or someone in my behalf; put forth a motion to give employees an option to contribute to their retirement. It would make for a lot of future retirees very happy."

## Reasons for Exclusion

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2010 (the "2010 Annual Meeting") for the reasons set forth below.

- The Proposal can be excluded under Rule 14a-8(i)(7) because it relates to the ordinary business operations of IBM.
- The Proposal can be excluded under Rule 14a-8(i)(10), because it has been substantially implemented.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

## I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the Company's proxy materials pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

The Proponent, a former IBM employee who is now receiving monthly IBM retirement benefits under the IBM Personal Pension Plan, wants IBM to provide employees with an option to contribute to their retirement. This is an ordinary business matter. The general administration by the Company of its employee benefit plans, such as the company retirement plans, including the structuring of such plans, the amount of retirement benefits to be paid out under the plans, and, as here, whether company retirement plans should have features giving employees the option to contribute into the retirement plan, are all activities that are part of the ordinary business operations of the Company.

The Commission has long recognized that proposals concerning the amount, structure and other provisions relating to retirement benefits as well as other types of benefit decisions for the employee population all relate to the ordinary business operations of a corporation, and the staff has consistently concurred to the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement, health, medical and other benefits. AT&T Inc. (November 19, 2008) (modifications to pension plan eligibility provisions); Vishay Intertechnology, Inc. (February 19, 2008)(proposal to award increases to its pensioners to compensate for increases in the cost-of-living during the years in which awards were not made); Citigroup (December 31, 2007) (post retirement supplement to pension payments of current eligible retirees); General Electric Company (January 16, 2007)(annual cost-of-living adjustment for all GE pension plans); WGL Holdings, Inc. (November 17, 2006) (requesting moderate raise to retirement pay); International Business Machines Corporation (December 20, 2004)(proposal seeking raises for "long term retirement people"); Raytheon Company (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); Tyco International Ltd. (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); Lucent Technologies Inc. (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); ALLETE, Inc. (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); General Electric Corporation (January 9, 2003)(proposal to "treat all pensioners equally"); GenCorp Inc. (December 27, 2002)(proposal to adjust benefits in subsidiary's benefit plan); Bank of America Corporation (March 5, 2002)(annual retiree COLA); United Technologies Corporation (February 20, 2001)(retiree COLA); International Business Machines Corporation (January 2, 2001)(proposal to grant a cost of living allowance to the pensions of IBM retirees); International Business Machines Corporation (January 2, 2001)(proposal to provide a Medicare supplemental insurance policy for IBM retirees on Medicare); International Business Machines Corporation (December 30, 1999)(proposal to adjust defined benefit plan to mitigate the impact of increases in the cost of living for retired employees excluded under Rule 14a-8(i)(7)); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

The instant Proponent seeks to have the Company offer employees the option to contribute to their retirement. As a factual matter, since the early 1980's, IBM has had a 401(k) defined contribution plan available to its employees in the United States – including the instant Proponent – where rank and file employees have always had the ability to do precisely what this Proponent is now suggesting -- contribute to their own retirement. As such, the instant Proposal is improper for stockholder consideration under Rule 14a-8(i)(7), as the determination of the structure of plan programs / benefits and the amount of benefits payable to employees under the company's retirement plans has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See AT&T Inc. (November 19, 2008)(modifications to pension plan eligibility provisions); Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the instant Proposal, the

Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

## II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(10) AS SUBSTANTIALLY IMPLEMENTED.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(10) permits exclusion of a Proposal if the Company has already substantially implemented the Proposal.

### a. Substantial Implementation under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, as long as it has been "substantially implemented." Release No. 34-20091 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000)(proposal recommending that members of identified board committees meet specified criteria could properly be excluded based on issuer's representation that the members of the board committees identified in the proposal met the criteria specified).

The rationale for exclusion of a Proposal like the instant one under Rule 14a-8(i)(10) has been described as follows:

> **"A company may exclude a proposal if the company is already doing -- or substantially doing -- what the proposal seeks to achieve. In that case, there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot. In the SEC's words, the exclusion is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...."**

William Morley, Editor, Shareholder Proposal Handbook, by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed.), Sec. 23.01[B] at p. 23-4. (emphasis added)

b. **The Company has had a defined contribution retirement plan in place for US employees since the 1980's, now known as the 401(k) Plus Plan, which already does exactly what the Proponent has requested. As such, the Proposal is moot under 14a-8(i)(10).**

As noted earlier, since the early1980's, IBM has had a 401(k) defined contribution plan under which IBM employees in the United States – including the instant Proponent – have been able to contribute their own funds into the plan, now known as the IBM 401(k) Plus Plan. Allowing IBM employees to make their own contributions into the 401(k) Plus Plan has always been an integral feature of the plan. Under IBM's 401(k) Plus Plan, certain employee contributions are matched by the Company in accordance with established formulae, thereby enhancing the total amount in each employee's account. The company's 401(k) Plus Plan, was recently been described in the July 2, 2009 Issue of Business Week as what could be the "new gold standard" of 401(k) plans. See "*IBM Reinvents the 401(k)*" at:

http://www.businessweek.com/magazine/content/09_28/b4139058355275.htm

Highlights of our 401(k) Plus Plan, including the specific provisions that already give IBM employees under the Plan the option to contribute their own funds towards their retirement thereunder – as the instant Proponent requests – are set forth in Exhibit B, entitled "*IBM 401(k) Plus Plan – Your contributions*"

As noted in Exhibit B, employees have at least three ways to save their own money for retirement: on a before-tax basis, through the Roth 401(k) option, or on an after-tax basis – or in a combination of these options. Each option has different advantages, and different tax implications. Savings are automatically deducted from employees' paychecks, and plan investments are all determined by the employee. When the most recent modifications to our 401(k) were first announced in mid-2007, IBM noted that 90% of our current US employee population already saved under the Plan, and about 88% of those IBM employees who participated already contributed at or above 6% ***of their own funds***, thereby qualifying for the maximum company match.

A review of the above should make clear that IBM already allows its employees, at their option, to contribute to their own retirement through our 401(k) Plus Plan. Inasmuch as this is what the Proponent is requesting in his stockholder capacity, we already do it. As such, we believe the Proposal is moot. Moreover, since IBM is already doing what the Proponent is requesting, i.e., give employees the option to contribute to their retirement, we believe the Proposal has also been substantially implemented and subject to exclusion under Rule 14a-8(i)(10). See e.g., Commercial Metals Company (November 5, 2009)(antidiscrimination proposal moot when company had already taken action to implement the proposal); E.I. DuPont de Nemours and Company (February 12, 1990)(proposal to establish a standing committee to establish corporate environmental and occupational safety and health policy was excluded when the registrant already had a committee to address safety, health and environmental issues). AMR Corporation (April 17, 2000)(proposal recommending that members of identified board committees meet specified criteria could properly be excluded based on issuer's representation that the members of the board committees identified in the proposal met the criteria specified). Given all of the foregoing, the Company also believes the instant Proposal has been substantially implemented under Rule 14a-8(i)(10). The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal under Rule 14a-8(i)(10).

Conclusion

In sum, the Proposal is subject to exclusion under both Rule 14a-8(i)(7) and Rule 14a-8(i)(10) for the reasons discussed above. We are sending the Proponent a copy of this letter, advising him of our intent to exclude the Proposal from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

With Attachments

cc: Rabon Flanery

***FISMA & OMB Memorandum M-07-16***

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

10-22-09

I.B.M.
ARMONK, NY. 10504-1783

I would like to Thank you for allowing me to be Part of I.B.M's service for 30 years. Thank you for my gross retirement Benefits of $494.25 with full benefits. After my deduction for my benefits my net retirement is $441.96. Thank you for all that I learned in those 30 years. Dress for success, show up early for all meetings, Customer always first. My 92½ year old mother, a retired school Teacher, said (I told you son, you should have become a school Teacher) first time I have seen her smile in years. She has been retired for about 35 years and her retirement income is three (3) times what mine is. But she worked in state system. They pay into Their retirement. I would like to suggest that at The next stock holders meeting that I might, as I am a stock holder, or someone in my behalf; put forth a motion to give employees an option to contribute to their retirement. It would really make for a lot of future retirees very happy. So Thanks again for all. Thanks for the $10.00 a month raise I got in July 2009 and to someone named Cooper who got me an additional 74 plus.

Sincerely

Raton Flanery employee S***FISMA & OMB Memorandum M-07

***FISMA & OMB Memorandum M-07-16***

C.C.
IBM STOCKHOLDER SERVICES
OFFICE OF THE PLAN ADMINISTRATER
BENEFITS SERVICE CENTER

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2010 Proxy Statement pursuant to Rule 14a-8

# You and IBM - United States

Updated on 29 Oct 2009



## IBM 401(k) Plus Plan

**Your contributions**

With the IBM 401(k) Plus Plan, you have at least three ways to save. You can save before-tax, through Roth 401(k), or after-tax — or in a combination of all three.

Each option has different advantages for you, and different tax implications. Savings are automatically deducted from your paycheck, and you determine how to invest them.

**Save before-tax** — Subject to an Internal Revenue Service annual contribution limit that can change each year, you can save up to 80% of your eligible pay before taxes are deducted. In 2009, the IRS annual contribution limit (how much you can save on a before-tax basis) is $16,500, or $22,000 if you will be age 50 or older by the end of the calendar year.

When you use this savings feature, IBM matches your savings on everything other than any catch-up contributions that you may make, as described in the IBM contributions section. Plus, you lower your current taxable income. You'll pay income tax on these savings, and any investment growth, when you withdraw your money, usually during retirement when you may be taxed at a lower rate.

**Save through Roth 401(k)** — This feature allows you to save on an after-tax basis now, but any investment growth on your contribution is completely tax-free when you withdraw the money at a later date, assuming certain requirements are met. (Generally, your Roth 401(k) account must be at least five years old when you withdraw it, and you must take the money after you reach age 59½ to qualify for this tax saving.)

Your Roth 401(k) contributions are eligible to receive IBM matching contributions. IBM matching contributions on the sum of your before-tax and Roth 401(k) contributions will not exceed 5% or 6% (depending on your most recent date of hire) of your eligible pay. Withdrawals of IBM matching contributions are not tax-free.

Together, the sum of your Roth 401(k) and before-tax 401(k) contributions may not exceed the maximum IRS annual contribution limit (in 2009 the limit is $16,500, or $22,000 if you will be age 50 or older by the end of the calendar year). Certain IRS rules apply to the use of the Roth 401(k), so make sure you understand them completely before choosing this option. You can find more information on Roth 401(k) in IRS Publication 4530.

**Save after-tax** — You can also save up to 10% of your eligible pay on an after-tax basis, to provide further savings flexibility. You do not need to have first reached the IRS savings limits to use this option, however, the sum of all contributions to the IBM 401(k) Plus Plan are subject to an annual IRS limit (in 2009 the limit is $49,000). Once that limit is reached, no further contributions will be made to the 401(k) Plus Plan. With the after-tax feature, you contribute after taxes have been deducted while any investment growth on those amounts is tax-deferred. That means you won't owe taxes on any gain until you withdraw, when it's taxed as ordinary income.

After-tax contributions are not eligible for IBM matching contributions, so you will want to make sure you receive the maximum company match on your before-tax and/or Roth 401(k) savings before you use this feature. Also, as stated above, the IRS sets a limit on total contributions (called the 415 limit) to the IBM 401(k) Plus Plan. If your after-tax contribution rate is too high, you may miss out on IBM contributions or tax benefits on your other contribution types because once you reach the 415 limit on total contributions, all contributions to your IBM 401(k) Plus Plan account will stop. Please see the Contributions section of the IBM 401(k) Plus Plan Summary Plan Description for more information.

**401(k) deferral from Growth Driven Profit-sharing and Annual Incentive Plan payment**
You can make a before-tax, Roth 401(k) and/or after-tax contribution to your IBM 401(k) Plus Plan account from any Growth Driven Profit-sharing and Annual Incentive Plan payment you may receive.

For any 2008 Growth Driven Profit-Sharing and Annual Incentive payment you may receive, you must make your deferral election by **8 p.m. Eastern time on Friday, February 27, 2009.** You can make your election via NetBenefits or by calling the IBM Employee Services Center at 1-800-796-9876 (TTY for the deaf and hard of hearing community: 1-800-426-6537) from 8:30 a.m. to 8:30 p.m. Eastern time, Monday through Friday (except holidays observed by the New York Stock Exchange), and speaking with a customer services representative.

You can check your base pay and performance pay deferral elections on NetBenefits to make sure your elections are correct.

You are able to change your performance pay deferral elections at any time during the year. Any changes you make will be updated on a semi-monthly basis according to the Payroll calendar available on NetBenefits. If you do not change your performance pay deferral elections from one year to the next, the deferral percentage you have on file as of the deadline for the semi-monthly update will be applied to any performance pay you receive in that pay period. You can change your performance pay deferral election on NetBenefits.

If you were automatically enrolled in the IBM 401(k) Plus Plan after February 1, 2009, you are signed up to defer 5% of your eligible performance pay, in addition to 5% of your eligible base pay. If you would like to change your base pay and/or performance pay deferral election, please visit NetBenefits.

Eligible performance pay includes Growth Driven Profit-sharing (GDP) payments, employee sales and services incentives, and executive Annual Incentive Plan (AIP) payments and other eligible executive performance pay. Nonrecurring compensation, such as awards, deal team payments, and significant signing bonuses are not eligible pay and cannot be deferred under the IBM 401(k) Plus Plan.

Total contributions to the IBM 401(k) Plus Plan cannot exceed IRS limits.

**Internal Revenue Service limits**
In 2009, the maximum before-tax and Roth 401(k) amount you can contribute to the 401(k) Plus Plan is $16,500 if you are less than age 50. If you will be age 50 or older by the end of the calendar year, a special catch-up provision allows you to contribute an additional $5,500, for a maximum of $22,000. Only your contributions – not the IBM contributions – count toward these IRS limits. The limit applies to the sum of your before-tax plus Roth 401(k) contributions.

The maximum amount of compensation from which IBM 401(k) Plus Plan contributions can be taken is $245,000. IRS regulations also limit your total combined contributions (the 415 limit) – before-tax, Roth 401(k), after-tax, IBM match, automatic contributions, transition credits and Special Savings Award, as applicable – to $49,000 in 2009. So, with the IBM match, automatic contributions, transition credits (if applicable) and Special Savings Award (if applicable), you may wish to limit your after-tax savings so that you do not reach the limit on total combined contributions before you receive your full IBM contributions in the IBM 401(k) Plus Plan.

**IRS maximum contribution amounts**

| | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| **Below age 50** | $14,000 | $15,000 | $15,500 | $15,500 | $16,500 |
| **Age 50 & above** | $18,000 | $20,000 | $20,500 | $20,500 | $22,000 |

**Three ways 401(k) Plus lets you save more -- automatically**
The Match Maximizer allows you to receive automatically the full IBM match for your savings level (based on eligible 401(k) deferrals and eligible pay) no matter what your savings patterns are during the year, subject to the 415 deferral limit described above. Any Match Maximizer amount for which you are eligible will be calculated and added to your account each pay period. No enrollment is required. Note: For those who have been newly hired by IBM, deferrals eligible for the match and pay on which the match is calculated do not start accumulating until you have met your one-year service anniversary.

You can schedule automatic contribution increases -- so your future 401(k) Plus savings rate increases automatically each year -- to levels you select in advance, and subject to the IRS annual maximum contribution amount. Enroll at NetBenefits.

With the plan's new Deferral Maximizer, you sign up to save as much as the IRS allows each year -- IBM automatically calculates your per-paycheck contribution. Enroll at NetBenefits.

**Special circumstances**
IBM employees residing in Puerto Rico are limited by local government requirements to a maximum annual deferral amount of $9,000 of eligible compensation. If you will be age 50 or older by the end of the calendar year, a special catch-up provision allows you to contribute an additional $1,000, for a maximum of $10,000. If you contribute to both an IRA and the IBM 401(k) Plus Plan, you must take voluntary action to coordinate your 401(k) and IRA contributions so as not to exceed the Puerto Rico contribution limit. Also, Puerto Rico participants are not eligible to make Roth 401(k) or after-tax contributions.

Long-term supplemental employees can contribute before-tax, Roth 401(k) and after-tax dollars to the IBM 401(k) Plus Plan, but are not eligible for the IBM company match.

**Learn more**

Growing your money
IBM contributions
Your contributions
Investment options
Primary fund flyers
Performance results
Loans & withdrawals